January 31, 2008

BY EDGAR

Ms. Angela Halac
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002

Re:	China Industrial Waste Management, Inc. Form 10-KSB for Fiscal Year Ended December 31, 2006 Filed April 24, 2007 For 10-QSB for Fiscal Quarter Ended March 31, 2007 Filed May 17, 2007

Dear Ms. Halac:

  We are securities counsel to China Industrial Waste Management, Inc. (the “Company”). Reference is made to your comment letter, dated July 23, 2007 to our client, relating to the subject reports (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our response thereto:

Item 8B. Other Information, pages 34-36

1.
We note your disclosure that the 2005 financial statements should not be relied upon and the restatement of these financial statements in the 2006 Form 10KSB. Although issuers may disclose in a periodic report certain triggering events occurring within four business days before the required filing of that periodic report, events requiring disclosure pursuant to Items 4.01 and 4.02 must be made in a Form 8-K. Please refer to Question 1 of Current Report on Form 8-K, Frequently Asked Questions, November 25, 2004, which is available on our website at http://www.sec.gov/divisons/corpfin/form8kfaq.htm. Please file the applicable Item 4.02 Form 8-K.

A Current Report of Form 8-K containing the Item 4.02 disclosure was filed on July 27, 2007. In addition a Current Report of Form 8-K containing Item 4.02 disclosure with regard to matters raised in the Comment Letter was filed on August 24, 2007

Accountant's Report. page F-2

2.
It appears to us that the accountant's report should include a paragraph indicating that the 2005 financial statements have been restated. Please advise your accountants to make the necessary adjustments.

The auditor’s report on the Company’s financial statements as of December 31, 2006 and for the year then ended has been so revised and is included in the Company’s Annual Report on Form 10-KSB/A for the fiscal year ended December 31, 2006 (the “2006 10-KSB”) which is being filed herewith.

3.
The presentation of the historical equity and the impact of the recapitalization is inconsistent with the presentation of the recapitalization in the pro forma financial statements filed in the Form 8-K on November 17, 2005. Please clarify and revise.

The presentation of the historical equity and the impact of the recapitalization as presented in the restated 2006 financial statements is based on a total of 12,800,000 common shares being owned by the former China Industrial Waste Management Inc. (“CIWM”) stockholders comprised of 64,000 series A preferred shares (subsequently converted into 6,400,000 common shares) issued during 2005 and 6,400,000 common shares issued during 2006 as an equitable adjustment. The former owners of Goldtech Mining Corporation (“Goldtech”) held 147,711 common shares (14,757,241 before the 1:100 reverse split that occurred on May 12, 2006) and an additional 193,132 shares were issued to facilitate the recapitalization transaction (accounted for as cost of issuance). The Company believes this presentation to be correct.

The presentation included in the Current Report on Form 8-K as filed on November 17, 2005 (the “11/05 8-K”) appears to be in error. Although the shares allocated to the CIWM stockholders is correctly stated as 12,800,000, the shares allocated to the Goldtech stockholders failed to consider the shares previously canceled, but reinstated as disclosed in the Company’s Current Report on Form 8-K dated March 9, 2006, an addition of approximately 7 million shares. The Goldtech shares in the pro forma financial statements in the 11/05 8-K also failed to consider the contemplated 1:100 reverse stock split. Although the 11/05 8-K, which was filed over two years ago, contains errors in the equity portion of the pro forma financial information, the Company believes that the 11/05 8-K is no longer relevant, as the Company has filed corrected historical information which is currently available to investors and investors will therefore not likely place any reliance on the 11/05 8-K. Consequently, the Annual Report 10-KSB for the fiscal year ended December 31, 2006 and the Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007 have been amended to provide corrected information, but the 11/05 2005 8-K has not been revised.

4.
Please clarify why 118,608 shares of common stock were issued in connection with the reverse merger considering the disclosure on F-7 states Goldtech through its wholly owned subsidiary, Dontech Waste Services, Inc. issued 64,000 shares of preferred stock to China Industrial Waste Management Inc.

The previous presentation in the 2006 financial statements has been revised for clarity. Goldtech was the legal acquirer of CIWM. When Goldtech changed its name to China Industrial Waste Management Inc, some confusion was inherent in the parent, a Nevada corporation, having a name identical to its acquired subsidiary, a Delaware corporation. Goldtech acquired CIWM by issuing 64,000 series A preferred shares during 2005 and an additional 6,400,000 common shares during 2006, which combined issuances constitute a recapitalization of CIWM as Goldtech. The 118,608 shares previously shown on the statement of changes in stockholders equity as issued in connection with the reverse merger was part of the 147,711 shares held by the former stockholders of Goldtech. The Company believes the current presentation to be correct.

Notes to Consolidated Financial Statements

1. Nature of Operation. F-7

5.
We read your disclosures regarding the acquisition of 90% of the outstanding shares of Dongtai by China Industrial Waste Management Inc. (CIWM) that was incorporated in August 2005. We noted that you state that you effected the acquisition through the issuance of 1,280,000 shares of CIWM. This does not appear to be consistent with the disclosure that consideration of $2.7 million was paid to the selling shareholders in note 1 on page 7 of the March 31, 2007 10-QSB flied on May 17, 2007. Please supplementally clarify why you disclosed this transaction as a recapitalization when it would appear that majority shareholders of CIW and Dongtai were the same at the time of the transaction. Please provide us with a supplemental discussion of the applicability of SFAS 141 as it relates combinations of entities under common control, specifically paragraph (11) and paragraphs (D-11) through (D-18). Please advise or revise as necessary.

The 2006 financial statements have been restated and the explanation of the combination of Dongtai and CIWM has been clarified. The financial statements contained in the Quarterly report on Form 10-QSB for the quarter ended March 31, 2007 have also been revised. CIWM was incorporated in Delaware by the owners of Dongtai. CIWM acquired Dongtai in a reorganization between entities under common control and was accounted for as prescribed in SFAS 141 Appendix D, similar to a pooling of interests. The accounts of both entities were combined at their historical cost basis, resulting in no gain, loss, or goodwill, with CIWM as the receiving entity. Since CIWM had minimal assets and liabilities, the combination was essentially a recapitalization of Dongtai as CIWM.

2. Basis of Presentation. F-8

6.
The disclosure here which states the consolidated financial statements include the accounts of the 60% indirectly owned subsidiary, Liaoyang Dantai Industrial Waste Treatment Co, Ltd. is inconsistent with the disclosure on page F-10 which states it is an equity investment that has been recorded at cost. Please clarify and revise.

The financial statements contained in both the 2006 10-KSB and the Quarterly Report on Form 10-QSB/A for the quarter ended March 31, 2007, which is being filed herewith (the “3/31/07 10-QSB”) have been restated to consolidate the Company’s subsidiary, Liaoyang Dongtai Industrial Waste Treatment Co., Ltd.

3. Summary of Significant Accounting Policies

Long-term investment, F-10

7.
It would appear from your disclosure that you are using the cost method to account for your investment in Dongtai Water Recycling Company (18%). We understand that Mr. Dong, your Director, Chief Executive Office and Chief Financial Officer owns approximately 82% of Dongtai Water Recycling Company. Please provide a detailed analysis of the applicability of AFB 18 (equity method accounting for investments), specifically paragraph 17. See also FIN 35. We may have further comment pending your response.

The financial statements contained in the 2006 10-KSB and 3/31/07 10-QSB have been restated to reflect the equity method of accounting for the Company’s 18% ownership of Dongtai Water Recycling due to the fact that the Company has significant influence through Mr. Dong.

8.
In light of our comment above (regarding APB 18), please provide us with a discussion of the applicability of Item 310 (b)(iii) of Regulation S-E. Please advise or revise to include the minimum required disclosures.

Dongtai Water Recycling Company was newly formed by the Company and Mr. Dong. The transaction was not a significant acquisition that required separate financial statements nor were separate financial statements available since Dongtai Water Recycling Company was newly formed.

On behalf of the Company, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the subject filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Darren Ofsink Darren Ofsink